Globex Mining Enterprises Inc.

"At Home in North America"

14,248,538 shares issued and outstanding

GLOBEX

Ref.: File No. 82-4025

December 1, 2005

NDERGROUND WORK INITIATED
LOBEX'S RUSSIAN KID GOLD MINE

..., Quebec, **GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt, and GLBXF-Pink Sheets)** is pleased to provide shareholders with a status report on Globex's Russian Kid Gold Mine property in Dasserat Township, Quebec, currently under option to Mirabel Resources Inc. (RMB-V).

To date, Globex has received cash payments of $150,000 which are being applied to exploration on wholly owned Globex properties. In addition, Globex has received 1.75 million Mirabel shares which are now free trading. Globex retains a 5% Net Metal Royalty on the first 25,000 oz of gold produced from the property with a 3% Net Metal Royalty payable thereafter. In addition, there remain certain cash payment obligations to Globex.

Mirabel has reported to Globex that it has rehabilitated the Russian Kid shaft to a depth of 21 m (70 ft) and the ramp collar, as well as the first 18.3 m (60 ft) of the ramp. They have applied for and received a permit to dewater the ramp and have started the dewatering process.

Upon completion of dewatering, Mirabel intends to undertake a bulk sample and do certain test work in anticipation of production.

The Russian Kid Gold Mine property is a drill defined gold zone that has been accessed and sampled underground via a 2700 foot (823 m) ramp and 3 levels. **A non NI 43-101 conformable historical resource, which may or may not be reliable, of 1,124,532 tons grading 0.247 oz/ton Au (8.5 g/t) (277,759 oz Au) was calculated in 1984 by Asselin, Benoit, Boucher, Ducharme, Lapointe, Inc. (ABBDL-TECSULT).**

Globex Mining Enterprises Inc. holds a diversified portfolio of **over 70 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are deposits or advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver deposits; three diamond projects; one molybdenum deposit; one magnesium-talc deposit; one six property uranium-gold project; one uranium-fluorite deposit and two uranium showings. Globex explores for its own account but also derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

COMMUNIQUÉ

Entreprises minières Globex inc **Ref.: File No. 82-4025**

"Chez nous en Amérique du Nord"

(GMX: Bourse de Toronto)

14,248,538 actions en circulation

Le 28 novembre 2005

GLOBEX COMMANDE UNE ÉVALUATION DE RESSOURCES MINÉRALES

Rouyn-Noranda, Québec, ENTREPRISES MINIÈRES GLOBEX INC. (GMX-Toronto, G1M-Francfort et GLBXF-U.S. Pink Sheets) a le plaisir d'annoncer à ces actionnaires qu'elle a recruté la firme Micon International Limited pour préparer, conformément à la Norme NI 43-101, un estimé des ressources minérales ainsi qu'un rapport technique concernant deux dépôts dont les intérêts sont détenus à 100 % par Globex. Ces deux dépôts, Baie Fabie et Rivière Magusi, consistent en des amas de sulfures massifs de cuivre-zinc-argent-or, situés dans le canton Hébécourt à environ 50 km au nord-ouest de la ville de Rouyn-Noranda et de la fonderie de cuivre Horne, Québec.

Micon est une firme internationale indépendante de géologues-conseil, d'ingénieurs miniers et de métallurgistes ayant des bureaux à Toronto (Canada) et à Norwich (Grande-Bretagne). Les rapports techniques de Micon sont acceptés par les Bourses canadiennes, la Commission américaine des Marchés et des Valeurs Mobilières ainsi que par les Bourses de Londres et d'Australie.

Micon a procédé à une visite du site et a commencé son travail sur les données techniques, lesquelles proviennent majoritairement des travaux de la compagnie minière Noranda Inc. Le rapport final, conforme à la norme NI 43-101, est attendu au cours du mois de janvier 2006.

Les dépôts de sulfures massifs Baie Fabie et Rivière Magusi ont fait l'objet de nombreux programmes de forage. Par le passé, le dépôt Baie Fabie a atteint un certain stade de développement qui a permis l'extraction de 103 524 tonnes à une teneur de 2,64 % Cu à partir d'un chantier à ciel ouvert. Une rampe de production a été creusée jusqu'à la base du gisement et trois niveaux ont été développés pour permettre une mise en production. La plupart des installations de surface qui ont été nécessaires à la bonne marche de ces travaux de développement sont encore en place aujourd'hui (fondations, bassin de sédimentation, routes, etc.).

Globex est présentement à la recherche d'un moulin-concentrateur à forfait afin de traiter une éventuelle production en provenance de la propriété.

Globex tentera d'amener rapidement ce projet à un stade de production afin de profiter des prix élevés du cuivre, du zinc, de l'argent et de l'or qui, nous l'espérons, demeureront aux niveaux records actuels.

Pour obtenir des informations supplémentaires sur les dépôts Rivière Magusi et Baie Fabie, veuillez visiter notre site Web **www.globexmining.com**, à la rubrique «Abitibi Greenstone Belt Properties», et choisissez le No. 33.

"We Seek Safe Harbour"

Émetteur privé étranger
12g3 - 2(b)
Numéro CUSIP 379900 10 3

Pour de plus amples informations :
Jack Stoch, P.Geo, président
et chef de la direction
Entreprises minières Globex inc.
146, 14e rue
Rouyn-Noranda, Québec (CANADA) J9X 2J3

Téléphone: (819) 797-5242
Télécopieur: (819) 797-1470
Courriel: info@globexmining.com
Site Web: www.globexmining.com